Michael J. Cuggino, President

May 31, 2016

VIA EDGAR

Mr. Edward Bartz, Senior Counsel

Office of Disclosure and Review

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Responses to Comments on Post-Effective Amendment No. 51 to the Registration Statement on Form N-1A of Permanent Portfolio Family of Funds, Inc. (SEC File Nos. 002-75661 and 811-03379)

Dear Mr. Bartz:

On behalf of Permanent Portfolio Family of Funds, a Delaware statutory trust (“Registrant”), set forth below are the comments that you provided by telephone on May 13, 2016 to Ms. Yoon Y. Choo of K&L Gates LLP, concerning Post-Effective Amendment No. 51 to the Registration Statement on Form N-1A (“Post-Effective Amendment”) of Permanent Portfolio Family of Funds, Inc., a Maryland corporation (“Predecessor Registrant”), which was filed with the Securities and Exchange Commission (“SEC”) on March 30, 2016. Pursuant to Rule 414 under the Securities Act of 1933, as amended (“1933 Act”), the Registrant, as successor of the Predecessor Registrant, is filing the accompanying Post-Effective Amendment No. 52 to the Registration Statement of the Predecessor Registrant and expressly adopting the Registration Statement of the Predecessor Registrant as its own for all purposes of the 1933 Act and the Investment Company Act of 1940, as amended (“1940 Act”). Your comments are set forth in italics and are followed by the Registrant’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment. References to pages numbers in the Comment sections below are to pages in the Prospectus included in the Post-Effective Amendment while references to page numbers in the Response sections below are to pages in the Prospectus included in Post-Effective Amendment No. 52 to the Registration Statement filed concurrently with this letter.

Permanent Portfolio Family of Funds • 600 Montgomery Street, Suite 4100, San Francisco, California 94111

(415) 398-8000 • www.permanentportfoliofunds.com • Distributed by Quasar Distributors, LLC

Mr. Edward Bartz

U.S. Securities and Exchange Commission

May 31, 2016

PROSPECTUS

A.	PORTFOLIOS SUMMARIES

1.	Permanent Portfolio

a. Comment: Under “Principal Investment Strategies” for the Permanent Portfolio on page 5 of the Prospectus, provide a better description of the meaning of “highly rated bonds” under the Swiss franc assets investment category. You may add a definition of “highly rated bonds” to the investment category description.

Response: In response to your comment, the Registrant has made the following revisions on page 5 of the Prospectus. Additions are underlined.

“Swiss franc assets – consist of demand deposits of Swiss francs at Swiss or non-Swiss banks and highly rated bonds, as defined below, and other securities of the federal government of Switzerland of any maturity.”

“Corporate bonds and other fixed income obligations in the Portfolio’s dollar assets investment category, as well as highly rated bonds of the federal government of Switzerland, will, at the time of investment, be rated in the top four rating categories by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”), rated similarly by another independent rating agency such as Moody’s Investors Service, Inc. (“Moody’s”) or Fitch, Inc. (“Fitch”), or if unrated, determined by the Portfolio’s investment adviser to be of comparable quality.”

2.	Short-Term Treasury Portfolio

a. Comment: Indicate whether under the fee waiver arrangement described in the footnote to the fees and expenses table on page 12 of the Prospectus is subject to recoupment. If the investment adviser may recoup past waived amounts and/or reimbursed expenses, add disclosure to the footnote explaining the terms of such recoupment.

Response: The Registrant confirms that fees waived and/or expenses reimbursed under the Advisory Fee Waiver and Expense Assumption Agreement may not be recouped by the investment adviser.

Mr. Edward Bartz

U.S. Securities and Exchange Commission

May 31, 2016

b. Comment: The Portfolio is subject to Rule 35d-1 under the 1940 Act (“Names Rule”). The principal investment strategy on page 13 of the Prospectus states: “[u]nder normal market conditions, the Portfolio invests at least 80% of its net assets in direct debt obligations of the United States Treasury, including U.S. Treasury bills, notes and bonds, and other securities issued by the U.S. Treasury.”

(i) The Names Rule defines “assets” as “net assets, plus the amount of any borrowings for investment purposes.” If the term “net assets” will be used in the investment strategy, insert “, plus the amount of any borrowings for investment purposes,” immediately after “net assets.” Alternatively, if the Portfolio does not intend to borrow for investment purposes, the Portfolio may choose to use the term “assets” in the investment strategy.

Response: The Registrant has not historically and does not currently intend to borrow for investment purposes and believes that the addition of “, plus the amount of any borrowings for investment purposes,” may potentially mislead investors regarding the Portfolio’s intentions regarding leverage. The Names Rule provides that funds use net assets for purposes of calculating compliance with the Rule’s 80% test. The adopting release for the Names Rule (“Names Rule Release”) explains that “[t]he use of net assets rather than total assets was intended to reflect more closely an investment company’s portfolio investments.” Use of the Portfolio’s total assets, rather than net assets, in determining compliance with the Rule’s 80% test would limit the Portfolio’s investment discretion in a manner that the Names Rule does not intend. Accordingly, the Registrant respectfully declines the comment.

(ii) The Portfolio’s name is the “Short-Term Treasury Portfolio.” In order to comply with the Names Rule, the Portfolio must have a principal investment strategy to invest 80% of its Assets (as defined in the Names Rule) in short-term Treasury securities. Revise the policy accordingly.

Response: As with other bond funds that use “short-term” in their name, “Short-Term” in the Portfolio’s name refers to the constraints on the dollar-weighted average portfolio maturity or duration of the Portfolio as a whole and not the maturity of any individual investments held by the Portfolio. The Names Rule Release states, in relevant part,

Mr. Edward Bartz

U.S. Securities and Exchange Commission

May 31, 2016

that the Division of Investment Management (“Division”) requires a fund that include the word “short-term” in its name to have a dollar-weighted average maturity of no more than three years (“Maturity Guidelines”). The Portfolio states under “Principal Investment Strategies” on page 13 of the Prospectus that it “expects to maintain a dollar-weighted average portfolio maturity or duration of zero to three years.” Accordingly, the Registrant believes that the Portfolio’s name is compliant with the relevant Maturity Guidelines and respectfully declines the comment.

c. Comment: The Portfolio states in under “Principal Investment Strategies” on page 13 of the Prospectus, that it “expects to maintain a dollar-weighted average portfolio maturity or duration of zero to three years.” As noted in the Names Rule Release, funds that include “short-term” in the name should have a dollar-weighted average maturity of no more than three years. A fund that has a duration of three years could have a dollar-weighted average maturity of greater than three years. Accordingly, the reference to duration in the sentence should be deleted.

Response: The Registrant notes the Division’s position in the Names Rule Release that while a fund’s name may be consistent with the Maturity Guidelines, the “duration” of a fund’s portfolio may be inconsistent with the sensitivity to interest rates suggested by such fund’s name and could cause the name to be misleading. The Division stated that whether a name was misleading under these circumstances “would depend on all the facts and circumstances, including other disclosures to investors.” The Names Rule Release provides that “[i]n determining whether a particular name is misleading, the Division will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”

The Registrant believes that the Portfolio’s policy of limiting the dollar-weighted average portfolio maturity or duration of the Portfolio’s holdings to three years is consistent with reasonable investors’ expectations for a “short-term” bond fund. The Registrant notes that both dollar-weighted average portfolio maturity and duration are subject to the same three year limit (as opposed to a longer limit on duration). The Registrant further

Mr. Edward Bartz

U.S. Securities and Exchange Commission

May 31, 2016

notes that, under normal circumstances, the results of these two measures are not expected to diverge significantly given the overall maturity composition of the Portfolio. The Registrant believes that disclosing both measures provides investors with more complete information on which to base their investment decisions. Finally, the Portfolio’s discussion of interest rate risk on page 13 of the Prospectus clearly explains the effect that an increase in maturity or duration could have on the price of debt securities held by the Portfolio. Under these circumstances, the Registrant respectfully submits that the use of the term “Short-Term” in the name is not misleading.

However, in light of your comment and the Registrant’s desire to fully apprise investors of the Portfolio’s investment and risk profile, the Registrant has added plain English explanations of the terms “dollar-weighted average portfolio maturity” and “duration” to the Portfolio’s principal investment strategies. Please see the underlined text below which has been inserted on page 13 of the Prospectus:

The Portfolio expects to maintain a dollar-weighted average portfolio maturity or duration of zero to three years. Dollar-weighted average portfolio maturity is a dollar-weighted average of the remaining term to maturity of a portfolio of debt securities, while duration is a measure of price sensitivity of a debt security or a portfolio of debt securities to relative changes in interest rates. The Portfolio is not a money market fund and does not seek to maintain a stable price per share. The Portfolio’s yield will fluctuate as the securities in which it invests mature and the proceeds are reinvested in securities with different interest rates.

3.	Versatile Bond Portfolio

a. Comment: Indicate whether under the fee waiver arrangement described in the footnote to the fees and expenses table on page 18 of the Prospectus is subject to recoupment. If the investment adviser may recoup past waived amounts and/or reimbursed expenses, add disclosure to the footnote explaining the terms of such recoupment.

Response: The Registrant confirms that fees waived and/or expenses reimbursed under the Advisory Fee Waiver and Expense Assumption Agreement may not be recouped by the investment adviser.

Mr. Edward Bartz

U.S. Securities and Exchange Commission

May 31, 2016

b. Comment: Under “Principal Investment Strategies” on page 19 of the Prospectus, the Portfolio states that “bonds” may include, among other things, preferred stock and convertible securities. As the Portfolio is required by the Names Rule to invest at least 80% of its Assets (as defined in the Names Rule) in “bonds,” which are debt securities, remove the reference to preferred stock from the definition of “bonds” and change the reference to “convertible securities” to “convertible bonds.”

Response: The Registrant has removed the reference to “preferred stock” and changed the reference to “convertible securities” to “convertible bonds” in the definition of “bonds” on page 19 of the Prospectus.

4.	Aggressive Growth Portfolio

a.    Comment: The Portfolio includes among its principal investment risks on page 28 of the Prospectus, risks of investments in emerging market securities. As the risks of emerging market securities are discussed under “Principal Investment Risks,” include a reference to such investments in the Portfolio’s principal investment strategies.” If such investments are not a principal investment strategy, remove the discussion of risks of investments in emerging market securities from “Principal Investment Risks.”

Response: The Registrant confirms that investments in emerging market securities are not a principal investment strategy of the Portfolio, and does not expect that the Portfolio will have significant exposure to emerging market securities. Nevertheless, the Registrant believes that, because of the heightened risk inherent in these investments, any investment in emerging market securities could have a disproportionate impact on the Portfolio’s performance relative to other investments in which the Portfolio may have similar exposure. For this reason, the Portfolio has retained disclosure relating to emerging market securities in the risk factor.

*    *    *    *    *

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Edward Bartz

U.S. Securities and Exchange Commission

May 31, 2016

Sincerely,

/s/ Michael J. Cuggino

cc:	David P. Bergland, Esq.
Hugh A. Butler
Roger Doebke
George Zornada, Esq.
Yoon Y. Choo, Esq.
Carol A. Gehl, Esq.